Exhibit 99.1

         SUBSCRIPTION AGREEMENT

Offer of Rights to Purchase Shares of Common Stock of

OMEGA HEALTHCARE INVESTORS, INC.

  THE SUBSCRIPTION OFFERING EXPIRES AT 5:00 P.M., NEW YORK CITY TIME, ON FEBRUARY 14, 2002, UNLESS EXTENDED. THE EXERCISE OF YOUR SUBSCRIPTION RIGHTS MAY NOT BE REVOKED BY YOU FOR ANY REASON.

        Pursuant to the prospectus dated January 22, 2002, we are offering holders of our common stock as of the close of business on January 22, 2002 the nontransferable right to subscribe for and purchase one additional share of common stock for each right at a subscription price of $2.92 per share. You are entitled to one right for every 2.15 shares of common stock that you held on the record date. We will not issue fractional shares of common stock and we will not pay cash to you in place of rights. To the extent you would otherwise be entitled to fractional rights, the number of rights distributed to you has been rounded up to the nearest whole right.

        For a more complete description of the terms and conditions of the rights offering, please refer to the prospectus, the terms and conditions of which are incorporated into this subscription agreement by reference. Copies of the prospectus are available upon request from Georgeson Shareholder Communications, Inc. at (212) 440-9800 for banks and brokers and (800) 223-2064 for all others.

        To subscribe for the common stock, you should complete and sign this subscription agreement and forward it, together with payment in full in an amount equal to the number of shares of common stock subscribed for multiplied by $2.92, to the subscription agent by one of the methods and to the address set forth above, prior to the expiration date, which is 5:00 p.m. New York City time on February 14, 2002. Any rights not exercised prior to the expiration date will expire and have no value. You cannot sell, trade or otherwise transfer the rights for any reason and, once you exercise your rights you may not revoke or change that exercise. Delivery of the subscription agreement and/or payment to an address other than as set forth above will not constitute a valid delivery.

The Terms and Instructions accompanying this subscription agreement are incorporated by reference as a part hereof. Read them carefully before you complete this subscription agreement.

Name and Address of Stockholder (if not printed below):	Account #: Control #:
No. of Rights:
Max # of Shares Offered on Exercise:

To exercise your rights, complete the following chart (See Instructions 1, 5 and 6):
I subscribe for:	x $2.92 = $ (no. of shares)* (per share) (aggregate subscription price)

* To determine the maximum number of shares of common stock for which you are eligible to subscribe for (if not listed on prior page), divide the number of shares you owned on January 22, 2002 by 2.15 and round up to the nearest whole number.

      I acknowledge that I have received the prospectus for the rights offering and I hereby irrevocably subscribe for the number of shares indicated above on the terms and conditions set forth in the accompanying Terms and Instructions, which are incorporated by reference hereby, and the prospectus.

Signature of shareholders(s):	Telephone Number:
X:	Date:
X:	Date:
If signed by a trustee, executor, administrator, guardian, officer or other person acting in a fiduciary or representative capacity, please set forth the following information:
Name(s):	Capacity:
Address: (Include Zip Code)

Complete all applicable information and return to the Subscription Agent for the Offer:

EQUISERVE TRUST COMPANY, N.A.

By Mail: EquiServe Trust Company, N.A P.O. Box 43025 Providence, RI 02940-3025	By Hand: EquiServe Trust Company, N.A. c/o Securities Transfer and Reporting Services, Inc. 100 William Street—Galleria New York, NY 10038	By Overnight Delivery: EquiServe Trust Company, N.A. 40 Campanelli Drive Braintree, MA 02184
Delivery to any other address will not constitute valid delivery, including the address for the return of proxies for the upcoming stockholders meeting.

TERMS AND INSTRUCTIONS

(Forming Part of the Terms and Conditions of the Subscription Agreement and the Rights Offering)

  Terms

        By executing the subscription agreement:

        You irrevocably subscribe for the number of shares of common stock indicated above at a purchase price of $2.92 per share of common stock, on the terms and conditions set forth in the prospectus, the receipt of which you acknowledge, and in this subscription agreement. You will, upon request, execute and deliver to the subscription agent any additional documents deemed by the subscription agent to be necessary or desirable to complete the subscription.

        You also represent and warrant that you were the stockholder of record of the shares of common stock to which the rights being exercised relate as of the close of business on January 22, 2002.

        You recognize that, under certain circumstances described in the prospectus, Omega may terminate or amend the rights offering or expiration of the subscription period. The rights offering is subject to a number of conditions, as described in the prospectus. Pending satisfaction of the conditions and expiration of the subscription period, subscription and related payments will be held in escrow. If the conditions are not satisfied on or before expiration of the subscription period, Omega will terminate the rights offering and any amounts held in escrow will be returned to you, without interest.

        All authority herein conferred or agreed to be conferred shall not be affected by, and shall survive your death or incapacity, and any of your obligations thereunder shall be binding upon your heirs, personal representatives and successors. You may not transfer or assign, including by gift, any rights under the rights offering or this subscription agreement.

        The rights are nontransferable, even by gift, except to the limited extent described at page 27 of the prospectus. You acknowledge that the exercise of rights is irrevocable even if you later learn information about Omega you consider to be unfavorable.

        In addition, you understand that all questions concerning the timeliness, validity, form and eligibility of any exercise of rights will be determined by Omega and will be final and binding. Omega may waive any defect or irregularity, or permit a defect or irregularity to be corrected within an amount of time as it may determine, or reject the purported exercise of any right by reason of any defect or irregularity in the exercise. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as Omega determines in its reasonable discretion. Neither Omega nor the subscription agent will be under any duty to give notification of any defect or irregularity in connection with the submission of the subscription agreement or incur any liability for failure to give such notification.

        Furthermore, you understand and acknowledge that Omega will rely on the representations, warranties, agreements and information provided in the subscription agreement by you when issuing the shares of common stock pursuant to the exercise of the subscription rights by you. All information contained in the subscription agreement with respect to you shall be true, accurate and complete on the date hereof and on the date that Omega accepts the subscription agreement. You shall indemnify and hold harmless Omega and its directors, officers, employees and agents from and against all claims, losses, damages and liabilities, including without limitation reasonable attorneys' fees and costs, resulting from or arising out of any misrepresentation or any inaccuracy in or breach of any statement or provision contained in the subscription agreement.

        The subscription agreement shall be construed in accordance with and governed by the laws of the State of Maryland, without regard to its choice of law principles.

  Subscription Agreement Instructions

        1. General. For rights to be validly exercised, a properly completed and duly executed subscription agreement (or facsimile thereof), payment in full of the subscription price for each share of common stock subscribed for and any other required documents must be received by the subscription agent prior to expiration of the subscription period (as set forth in the prospectus and as extended from time to time by Omega). Once you have exercised your subscription right, your exercise may not be revoked.

        2. Calculation of Rights. To determine the maximum number of shares for which you are eligible to subscribe for, divide the number of shares you owned on January 22, 2002 by 2.15 and round up to the nearest whole number.

        3. Method of Payment of Subscription Price. Payment of the subscription price must be by:

  •
  a personal check, which must have timely cleared payment; or
  •
  a certified or cashier's check or bank draft drawn upon a U.S. bank or a U.S. postal money order.

        The subscription price will be deemed to have been received by the subscription agent only upon (i) clearance of any uncertified check, or (ii) receipt by the subscription agent of any certified check or bank draft drawn upon a U.S. bank or of any money order. If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, if you wish to pay the subscription price by means of uncertified personal check, you are urged to make payment sufficiently in advance of the expiration date to ensure that such payment is received and clears by 5:00 p.m., New York City time, on the expiration date and are urged to consider payment by means of certified or cashier's check or money order or wire transfer of funds.

        If you do not specify the number of rights being exercised in your subscription agreement, or do not forward sufficient payment to pay for the number of rights that you indicate are being exercised, then we will accept the subscription forms and payment only for the maximum number of rights that may be exercised based on the actual amount of the payment received. If your payment exceeds the aggregate subscription price for the number of common shares indicated on your subscription agreement or the maximum number of common shares for which you are eligible to subscribe, your payment will be applied to the maximum number of common shares for which you are eligible to subscribe. We will return any payment not applied to the purchase of shares under the rights offering procedures to those who made these payments as soon as practicable by mail. Interest will not be payable on amounts refunded.

        4. Method of Delivery. This subscription agreement, together with payment in full of the subscription price for each share of common sock subscribed for pursuant to the exercise of rights, should be delivered by mail or otherwise to the subscription agent at its address set forth on the cover of this subscription agreement. Delivery of the subscription agreement and/or payment to an address other than as set forth on the front cover of this subscription agreement will not constitute valid delivery. Please do not send this subscription agreement or payment of the subscription price directly to Omega.

        The method of delivery of the subscription agreement and payment of the subscription price to the subscription agent will be at your election and risk, but if sent by mail it is recommended that the subscription agreement and such payment be sent by registered mail, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent and clearance of payment prior to 5:00 p.m., New York City time, on the expiration date.

        5. Signature(s). Each of the signatures on this subscription agreement must be that of the eligible stockholder of record. If any common shares were held of record on the record date by two or more persons, all such persons must sign this subscription agreement. If this subscription agreement is signed by a trustee, executor, administrator, guardian, officer or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to Omega and the subscription agent of the authority of such person to so act must be submitted with this subscription agreement.

        6. No Fractional Rights. No fractional rights to subscribe for shares of common stock will be issued. The number of rights issued to a stockholder is proportional to the number of shares of common stock held by such stockholder on the record date. On the record date, eligible stockholders will receive a dividend of one right for every 2.15 shares of common stock owned of record on that date. If the number of shares of common stock held by a stockholder on the record date would result in the receipt of fractional rights, the number of rights distributed to such stockholder will be rounded up to the nearest whole number. Each right is exercisable for one share of common stock. This means that for every 2.15 shares of common stock held by an eligible stockholder on the record date, such stockholder will have the right to purchase one additional share of common stock.

        7. Requests for Assistance or Additional Copies. Questions and requests for assistance or additional copies of this subscription agreement should be directed to Georgeson Shareholder Communications, Inc. at (212) 440-9800 for banks and brokers and (800) 223-2064 for all others.